UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

6501 Park of Commerce Blvd, Suite 200
Boca Raton, FL 33487

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Item 1.01. Entry into a Material Definitive Agreement.

On September 25, 2026, Powell Max Limited (“Powell Max” or the “Company”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Blackrod Holdings, LLC, a Delaware limited liability company (“Blackrod”), which operates under the name “Remington Firearms,” and its members, Ironcrest Equity Holdings, LLC and Roundhill Investment Group, Inc. (collectively, the “Members”).

Pursuant to the Share Exchange Agreement, Blackrod will issue to the Company newly issued membership units representing 1.5% of the total issued and outstanding equity of Blackrod (after giving effect to such issuance) (the “Exchanged Company Shares”).

In exchange, the Company will issue to Blackrod newly issued Class A ordinary shares, par value US$0.008 per share, equal to 19.99% of the total Class A Ordinary Shares outstanding immediately prior to closing (the “Exchanged PubCo Shares”).

Based on 1,308,311 Class A Ordinary Shares outstanding as of the measurement date of September 23, 2026, and assuming no change in the number of Class A Ordinary Shares outstanding prior to closing, the transaction would result in the issuance of approximately 261,531 new Class A Ordinary Shares to Blackrod. The closing of the Share Exchange is subject to the satisfaction or waiver of the conditions set forth in the Share Exchange Agreement, including specified governmental consents and approvals.

Ten percent of the Exchanged PubCo Shares (the “Indemnity Shares”) will be withheld and held in escrow for 18 months as security for indemnification obligations.

The parties intend to negotiate a separate definitive Merger Agreement providing for Blackrod to merge with and into the Company or a wholly owned subsidiary of the Company. The Merger Consideration is estimated at an enterprise value ranging between $200 million and $250 million. No definitive Merger Agreement has been executed, and there can be no assurance that the parties will enter into a Merger Agreement or consummate the proposed merger on the currently contemplated terms or at all.

Blackrod is in the business of manufacturing, marketing and selling firearms and related products under the name “Remington.”

The Share Exchange Agreement includes an “Interim Period” from the closing of the Share Exchange through the earliest of the closing of the merger, termination of the Share Exchange Agreement or 12 months after closing. The parties also agreed to certain covenants, including ordinary-course and transfer restrictions during the Interim Period, a no-solicitation covenant applicable to Blackrod and its members through 12 months following the Closing Date, and a separate 60-day no-solicitation covenant applicable to the Company, subject to a fiduciary-out and matching right.

The issuance of the Exchanged PubCo Shares is intended to be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D thereunder. The Share Exchange Agreement is governed by the laws of the State of Delaware.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement, which is filed herewith as Exhibit 10.1 to this Form 6-K Report and is incorporated herein by reference. The investor presentation is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

An affiliate of Blackrod, Rockwell One Holdings, LLC (“Rockwell”), is the tenant under a lease with the Development Authority of LaGrange, as landlord, for real property in LaGrange, Georgia where Blackrod manufactures and assembles its firearms (the “Manufacturing Facility”). Blackrod has informed the Company that it believes Rockwell, which is under common control with Blackrod, will enter into an agreement whereby Rockwell will borrow funds from an affiliate of one of the holders of the Company’s Class C Ordinary Shares (the “Affiliate”). In connection with such transaction, Rockwell will pay off an existing loan it has and issue to the Affiliate a promissory note and leasehold mortgage thereby providing the Affiliate with a first priority security interest in the Manufacturing Facility. In addition, the Company, Rockwell and the Affiliate have had preliminary discussions on one or more potential transactions, including, but not limited to, the Affiliate or the Company acquiring (i) the Manufacturing Facility, (ii) the new promissory note and leasehold mortgage from the Affiliate, or (iii) the equity interests of Rockwell. However, there can be no assurance that such potential transaction will materialize, if at all.

Item 8.01. Other Events.

On September 28, 2026, the Company issued a press release. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Exchange Agreement, dated September 25, 2026, among Powell Max Limited, Blackrod Holdings, LLC, and the Members
99.1	Press Release dated September 28, 2026
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer

Date: September 28, 2026

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